Filed by VINA Technologies, Inc. (Commission File No. 000-31903)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

Except for the historical information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

VINA Technologies, Inc. (“VINA”), filed an Agreement and Plan of Merger, two Voting Agreements, a form of Amended and Restated Certificate of Incorporation and a form of Registration Rights Agreement, all under cover of a Current Report on Form 8-K on March 20, 2003. Each of these agreements is incorporated by reference into this filing.

The above-referenced Current Report on Form 8-K contained the following summary description of the proposed merger transaction with Larscom Incorporated (“Larscom”), which was qualified in its entirety by reference to the agreements attached as exhibits 2.1, 2.2, 2.3 and 2.4 to such Current Report on Form 8-K:

On March 18, 2003, VINA and Larscom, issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of March 17, 2003 (the “Merger Agreement”), by and among Larscom, London Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Larscom (“Merger Sub”), and VINA. In accordance with the Merger Agreement, Merger Sub will merge with and into VINA (the “Merger”), followed by the merger of VINA with and into Larscom, with Larscom as the surviving corporation. As a result of the Merger, each issued and outstanding share of VINA Common Stock, par value $0.0001 per share (“VINA Common Stock”), will be automatically converted into the right to receive 0.2659 of a validly issued, fully paid and nonassessable share of Larscom Common Stock, par value $0.01 (“Larscom Common Stock”).

The consummation of the Merger is subject to the approval of the stockholders of VINA and Larscom, SEC clearance and other customary closing conditions. The Merger is intended to be a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and is expected to be treated as a purchase for financial accounting purposes, in accordance with generally accepted accounting principles.

In connection with the Merger Agreement, certain VINA stockholders, including executive officers and members of the board of directors of VINA, representing approximately 40% of the voting power of outstanding VINA stock entered into a voting agreement (the “VINA Voting Agreement”) with Larscom in which, among other things, each stockholder agreed, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, to vote its shares of VINA Common Stock in favor of the adoption of the Merger Agreement. The majority stockholder of Larscom, representing approximately 80% of the voting power of outstanding Larscom stock also entered into a voting agreement (the “Larscom Voting Agreement”) with VINA in which, among other things, the stockholder agreed, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, to vote its shares of Larscom Common Stock in favor of the adoption of the Merger Agreement.

Additional Information and Where to Find It

Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom’s 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.